EXX
EXX
EXX - Exxaro Resources Limited - News Release
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

NEWS RELEASE

KZN SANDS - FURNACE INCIDENT

Diversified resources group Exxaro Resources Limited (Exxaro) regrets to report that a water ingress incident has resulted in substantial damage to Furnace 2 at the KZN Sands Empangeni central processing complex.

No one was injured during the incident. The incident and extent of the resultant damage is the subject of a detailed investigation at present.

The incident has resulted in Furnace 2 being shut down. As communicated on 21 February 2008, Furnace 2 was due for a scheduled maintenance shut beginning in June 2008. The incident will require this planned four month shut to be brought forward. Preliminary estimates suggest that the repairs to the furnace will increase the total downtime by a further four months, including a one month ramp-up period.

Although Furnace 1 is fully operational, the outage at Furnace 2 is expected to result in significant lower production of both slag and low manganese pig iron in 2008 when compared to the 2007 financial year.

ends
7 March 2008
Sponsor - JP Morgan Equities

Editor`s Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities.
www.exxaro.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

Date: 07/03/2008 14:45:37 Produced by the JSE SENS Department.

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08001837

EXX
EXX
EXX - Exxaro Resources - Exxaro Resources Limited & Tronox Incorporated
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
JOINT NEWS RELEASE
EXXARO RESOURCES LIMITED & TRONOX INCORPORATED
Exxaro and Tronox boards of directors approve expansion of Tiwest titanium dioxide plant in Kwinana, Western Australia
Diversified resources group Exxaro Resources Limited (Exxaro) and United States-based Tronox Incorporated have announced that the boards of directors of both companies have given approval for the expansion of their Tiwest joint venture titanium dioxide (TiO_2) pigment plant in Kwinana, Western Australia.
With expectations for continued strong demand growth in the Asia-Pacific region, the expansion will allow Tiwest to capture future opportunities in this rapidly growing market. The project, which will increase the plant`s current annual capacity from 110ktpa to around 150ktpa, is expected to cost about A$100 million.
Tiwest plans to begin construction during 2008, subject to appropriate regulatory approvals. The additional capacity is expected to come on line in early 2010.
The joint venture partners have signed an agreement under which Exxaro will provide ongoing funding for the expansion. Tronox has the option to contribute its share of the capital at its discretion throughout the project and until a date two years from commissioning, which will be taken into account when calculating its final interest in the expanded production.
The Kwinana plant, with a current annual capacity of 110kt, produces chloride process titanium dioxide (TiO_2) pigment using Tronox`s proprietary technology and marketed under the TRONOX brand.
"The Tiwest development is an important contribution to Exxaro`s strategy of downstream value adding in our mineral sands business," said Sipho Nkosi, Exxaro`s chief executive officer. Together with the South African east coast KZN Sands operation and the soon to be completed acquisition of the Namakwa Sands business on South Africa`s west coast, the combined developments position Exxaro as a major supplier to the titanium and zircon industries.
"This expansion will provide us with the additional capacity needed to meet the future demands of our existing customers and prospective new customers in the Asia-Pacific region, which is projected to be the world`s largest pigment consuming region in 2008 and beyond," said Tom Adams, Tronox chairman and chief executive officer.
Editor`s Notes:
Tiwest
Tiwest is a 50:50 joint venture between Exxaro and Tronox Inc. It is the world`s largest integrated titanium minerals production and manufacturing company. Established in 1988, Tiwest operates in Western Australia. Its facilities include the Cooljarloo mineral sands mine, the Chandala synthetic rutile plant and the Kwinana titanium dioxide pigment plant. Tiwest`s success has been built on the development of high quality mineral reserves and the application of sophisticated process technology. For information on Tiwest, visit www.tiwest.com.au
Exxaro
Exxaro is one of the largest South African-based diversified resources groups, with interests in the mineral sands, coal, base metals, industrial minerals and iron ore commodities. Exxaro was formed through the re-listing on the JSE Limited of Kumba Resources in November 2006 as part of a major black economic empowerment transaction in which Kumba`s iron ore assets were unbundled and

listed as Kumba Iron Ore, and the non-iron ore assets were merged with the assets of Eyesizwe Coal and re-listed as Exxaro. More information is available on www.exxaro.com

Tronox

Headquartered in Oklahoma City, Tronox is the world`s third-largest producer and marketer of titanium dioxide pigment, with an annual production capacity of 642kt. Titanium dioxide pigment is an inorganic white pigment used in paint, coatings, plastics, paper and many other everyday products. The company`s five pigment plants, which are located in the United States, Australia, Germany and the Netherlands, supply high-performance products to approximately 1 100 customers in 100 countries. In addition, Tronox produces electrolytic products, including sodium chlorate, electrolytic manganese dioxide, boron trichloride, elemental boron and lithium manganese oxide. For additional information on Tronox, visit www.tronox.com

27 March 2008

Sponsor: JP Morgan Equities

For enquiries:
Exxaro
Executive General Manager: Corporate Affairs & Investor Relations
Trevor Arran
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
E-mail: trevor.arran@exxaro.com
Tronox

Investor Relations:	Media:
Robert Gibney	Debbie Schramm
405-775-5105	405-775-5177 (cell: 405-830-6937)
E-mail: robert.gibney@tronox.com	E-mail: debbie.schramm@tronox.com


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